
KLEHR HARRISON
HARVEY BRANZBURGLLP

Thomas V. Ayala
Direct Dial: (215) 569-4596
Email: tayala@klehr.com

VIA E-MAIL   March 16, 2023

David W. Swartz
Stevens & Lee
111 N. Sixth Street
P.O. Box 679
Reading, PA 19603
610.478.2000
david.swartz@stevenslee.com

     Re: **Driver's Nomination of Individuals for Election as Directors at the 2023 Annual Meeting of Shareholders of AmeriServ Financial, Inc.**

Dear Mr. Swartz:

     I write as counsel to Driver Opportunity Partners I LP ("Driver) regarding the unlawful attempt by AmeriServ Financial Inc. ("AmeriServ") to prevent J. Abbott R. Cooper, Julius D. Rudolph and Brandon L. Simmons (the "Driver Nominees") from serving as candidates for election to the Company's Board of Directors (the "Board"). The incumbent Board's determination that the nomination of the Driver Nominees is invalid is a flagrant attempt at entrenchment and clear breach of the Board's fiduciary duties. In addition, making false and misleading statements of material fact in proxy solicitation materials, including regarding Mr. Cooper's eligibility to serve on the Board if elected, is a violation of Exchange Act Rule 14a-9.

     As you are aware, Driver has made more than a good faith effort to comply with the provisions set forth in Article I, Section 1.3 of AmeriServ's Bylaws. On January 17, 2023, well in advance of the reported deadline, Driver submitted its written Notice of Shareholder Nomination of Individuals for Election as Directors at the 2023 Annual Meeting of Shareholders of AmeriServ (the "Nomination Notice"). The Nomination Notice complied with the operative requirements of the Amended and Restated Bylaws of the Company. Nevertheless, in its blatant entrenchment effort, the incumbent Board wrote to Driver through counsel on January 31, 2023, after fly specking the Nomination Notice looking for any purported technical deficiencies as a pretext to reject the Nomination and avoid any merits-based challenge for the director seats that are up for election. On February 10, 2023, without conceding that there was any merit to the purported deficiencies with respect to information disclosed in the Nomination Notice, Driver provided additional information on a voluntary basis. Thirty-two days passed with no response from the Company. That was not surprising because the information the incumbent Board claimed was undisclosed was already independently known to the Company, which suffered no prejudice whatsoever by the pretextual technicalities relied on by the incumbent Board.



Based on the purported deficiencies identified in your letter of March 15, 2023, the incumbent Board has taken the unsupportable position that Driver's nominees may not run for election at the Company's upcoming annual meeting. The incumbent Board has plainly taken this position in an effort to shield itself from accountability to stockholders given the Company's sustained record of underperformance. Pennsylvania law makes clear, however, that the incumbent Board may not inequitably use the corporate governance paradigm as it has done here to entrench itself in office. In its March 15, 2023 letter, the incumbent Board asserts that Driver had only until January 26, 2023 to satisfy the Board's additional demands regarding the Nomination Notice. Please explain why, if the incumbent Board's position all along has been that Driver's Nominations were invalid as of January 26, 2023, the incumbent Board represented to Driver in its January 31, 2023 letter that they "are and will remain open to engagement with Nominating Shareholder, including engagement related to its submission of nominations for the Annual Meeting." Please further explain why the incumbent Board waited 48 days after the reported deadline, and 57 days after Driver's timely submitted Nomination Notice, to inform Driver of its contention that Driver's nominations are invalid.

The incumbent Board also states in its March 15, 2023 letter (at p. 2) that the Nomination Notice fails to disclose the existence of, or contain any disclosure about, transactions between the Company and immediate family members of Driver's "nominees." The Board, however, identifies a purported disclosure issue pertaining to only one of Driver's three nominees, Julius D. Rudolph – regarding facts that necessarily were already independently known by the Company. Please confirm whether the Board contends all three of Driver's Nominations are invalid, or just Mr. Rudolph's and, if so, state all facts supporting that contention.

Finally, please clarify whether you contend that the Bylaw provisions on which the Board relies in its letter as a basis for its contentions therein were submitted to and approved by ASRV's shareholders in advance of the Board's implementing them, and if so, state all facts supporting any such contention.

Failure to respond to each and every point in the March 15, 2023 letter should not be construed as agreement to any point therein. Driver believes its Nomination Notice complied with applicable law and satisfied all prerequisites to exercising its fundamental right as a shareholder to nominate candidates for election to director. We strongly urge the Board to (i) reconsider its decision not to recognize the validity of Driver's nominees for election to the Board, (ii) affirmatively announce that Driver's nominations were validly made and have been accepted by the Board and (iii) voluntarily determine that the Bylaw provisions at issue are inapplicable. If not remedied forthwith, Driver intends to commence litigation against the Board and the Company. If the Board does not do so, Driver will proceed to litigation to address the Board's blatant breach of fiduciary duties, inequitable conduct, and clear violations of applicable law.

PENNSYLVANIA | NEW JERSEY | DELAWARE



Accordingly, we request that you respond to this letter no later than Monday, March 21, 2023 at 12:00 pm EDT so that Driver can focus its complaint on only those issues actually in dispute. Driver reserves all rights and waives none.

Sincerely,

Thomas V. Ayala